EXPENSE LIMITATION AGREEMENT

NEXPOINT CAPITAL, INC.

THIS AGREEMENT is hereby made as of the [•] day of [•] 2014 (this “Agreement”) between NexPoint Capital, Inc., a Delaware corporation (the “Company”), and NexPoint Advisors, L.P., a Delaware limited partnership (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Company pursuant to an Investment Advisory Agreement, by and between the Company and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Company;

NOW, THEREFORE, the Company and the Adviser hereby agree as follows:

1.

Expense Limitation. For the one-year period beginning on the effective date of the Advisory Agreement (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its fees under the Advisory Agreement and pay, absorb or reimburse the ordinary “Other Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Company, to the extent necessary so that, for any fiscal year, the Company’s Other Expenses do not exceed 1.0% of the quarter-end value of the Company’s gross assets (the “Expense Limitation”). In any quarter, the Adviser shall reimburse the Company for Other Expenses over the Expense Limitation for the fiscal year in which such quarter occurs by first foregoing at that time the requisite amount of its quarterly fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Company for any additional excess Other Expenses over such Expense Limitation. For purposes of this Agreement, the quarter-end value of the Company’s gross assets will be determined in a manner consistent with the Company’s Prospectus.

2.

Specified Expenses. The Expense Limitation applies only to the Company’s Other Expenses other than: (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Company as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Company’s investments; (iv) expenses payable by the Company under the Administration Agreement; (v) expenses payable by the Company to the Administrator for providing significant managerial assistance to portfolio companies of the Company; and (vi) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Company’s business.

3.

Term. This Agreement shall become effective on the effective date of the Advisory Agreement and shall have an initial term of one year. Thereafter, this Agreement shall automatically renew for one-year terms unless terminated by the Company’s Board of Directors or the Adviser upon sixty (60) days’ written notice. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement between the Adviser unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.

Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Company agrees to carry forward the amount of the foregone fees and Other Expenses paid, absorbed or reimbursed by the Adviser (the “Excess Expenses”), for a period not to exceed three years from the end of the fiscal quarter in which such fees are foregone or expense is incurred by the Adviser (the “Recoupment Period”). The Adviser shall be entitled to recoup from the Company the amount of such Excess Expenses during the Recoupment Period to the extent that such recoupment does not cause the Company’s Other Expenses plus recoupment to exceed 1.0% of the of the quarter-end value of the Company’s gross assets during the fiscal year. For the avoidance of doubt, if, at the end of any fiscal year in which the Adviser has recouped from the Company any Excess Expenses, the Company’s Other Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Company an amount equal to the lesser of: (i) the amount by which the Company’s Other Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount recouped by the Adviser for Excess Expenses in such fiscal year. Any payment by the Adviser to the Company pursuant to the foregoing sentence shall be subject to later recoupment by the Adviser in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

5.

Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.

Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.

Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.

Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEXPOINT ADVISORS, L.P.

By:
Name:
Title:

NEXPOINT CAPITAL, INC.

By:
Name:
Title: